SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE MANHATTAN WEST NEW YORK, NY 10001 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com	FIRM/AFFILIATE OFFICES —————— BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO WASHINGTON, D.C. WILMINGTON
March 20, 2024 VIA EDGAR AND EMAIL United States Securities and Exchange Commission Division of Corporation Finance Office of Mergers & Acquisitions 100 F Street, NE Washington, D.C. 20549	—————— BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

Attn:	Christina Chalk, Esq.

Shane Callaghan, Esq.

Re:	Taro Pharmaceutical Industries Ltd.
Schedule 13E-3/A Filed March 11, 2024
File No. 005-49231

Dear Ms. Chalk:

On behalf of Taro Pharmaceutical Industries Ltd. (the “Registrant”), we are writing to respond to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, Office of Mergers & Acquisitions, dated March 15, 2024 (the “Comment Letter”), with respect to the above-referenced preliminary proxy statement (the “Proxy Statement”) on Schedule 13E-3 (the “Schedule 13E-3”), filed with the Commission on March 11, 2024. This letter is being filed with the Commission electronically via the EDGAR system today.

In connection with the submission of this letter, the Registrant is filing Amendment No. 2 to the Proxy Statement (“Amendment No. 2 to the Proxy Statement”), and the Filing Persons (as defined in the Schedule 13E-3) are filing Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2 to the Schedule 13E-3”). Amendment No. 2 to the Proxy Statement and Amendment No. 2 to the Schedule 13E-3 reflect revisions made in response to the comments of the Staff and the updating of other information.

Securities and Exchange Commission

March 20, 2024

Set forth below is our response to the Staff’s comment as set forth in the Comment Letter. Please note that any reference to page numbers in our response refers to the page numbers of Amendment No. 2 to the Proxy Statement and Amendment No. 2 to the Schedule 13E-3, as applicable. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 2 to the Proxy Statement and Amendment No. 2 to the Schedule 13E-3, as applicable.

Schedule 13E-3/A filed March 11, 2024

Financial Information, page 70

1.

We reissue in part prior comment 14 in our letter dated February 28, 2024. We note that a Form 6-K was filed on January 26, 2024 containing the unaudited financial results for the nine months ended December 31, 2023. Please revise this section to include the summarized financial information required by Item 1010(c) of Regulation M-A for the interim period specified in Item 1010(a)(2) of Regulation M-A. Refer to Item 13 of Schedule 13E-3, Question I.H.9 in the Division of Corporation Finance’s “Third Supplement to the Manual of Publicly Available Telephone Interpretations” (July 2001), and Section 14410.2 of the Division of Corporation Finance’s Financial Reporting Manuel.

Response: In response to the Staff’s comment, the Registrant has revised the Proxy Statement to provide summary financial information that complies with Item 1010(c) of Regulation M-A on page 70 of Amendment No. 2 to the Proxy Statement.

*****

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments with respect to this matter, please contact the undersigned at (212) 735-2297.

Sincerely,
/s/ Maxim O. Mayer-Cesiano
Maxim O. Mayer-Cesiano

cc:	Dilip Shanghvi, Taro Pharmaceuticals Industries Ltd.

Adam M. Klein, Adv., Goldfarb Gross Seligman & Co.

Daniel P. Kahn, Adv., Goldfarb Gross Seligman & Co.

Clifford M.J. Felig, Adv., Meitar Law Offices

Jonathan M. Nathan, Adv., Meitar Law Offices

Benjamin Bekkerman, Adv., Meitar Law Offices

Richard B. Alsop, Esq., Shearman & Sterling LLP

George Karafotias, Esq., Shearman & Sterling LLP

Michael Davis, Esq., Davis Polk & Wardwell LLP

Nir Dash, Esq., Herzog, Fox & Neeman

Niv Savan, Esq., Herzog, Fox & Neeman